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SEC Mail Processing

FEB 28 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50527

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Benefit Funding Services,LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1650 N Arlington Heights RD

(No. and Street)

Arlington Heights   **IL**   **60004**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D. Webb, Jr.   **815-630-8123**   wwebb@benefitfundingservices.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian Anson

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, #404   **Tarzana**   **CA**   **91356**

(Address)   (City)   (State)   (Zip Code)

September 15, 2005   **2370**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willia D. Webb, Jr _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benefit Funding Services, LLC _____, as of 12/31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DAWAL BHARATKUMAR LIMBACHIA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires February 26th, 2024

Signature _____

Title: _____
FINOP and Chief COmpliance officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Benefit Funding Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benefit Funding Services, LLC's management. My responsibility is to express an opinion on Benefit Funding Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Benefit Funding Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Benefit Funding Services, LLC's financial statements. The Supplemental Information is the responsibility of the Benefit Funding Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Benefit Funding Services, LLC's auditor since 2004.
Tarzana, California
February 16, 2023

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	334,325
Accounts Receivable		172,837
Other Assets		1,686
Total Assets	$	508,848

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	296,148
Franchise Tax Board Payable		6,800
Total Liabilities	$	302,948

MEMBER'S EQUITY

Total Member's Equity	$	205,900
Total Liabilities and Member's Equity	$	508,848

BENEFIT FUNDING SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2022

REVENUES

Revenue from Sale of Variable Contracts of Insurance based Product (Note 2)	$	3,208,582
Total Revenues	$	3,208,582

EXPENSES

Commissions	$	3,211,897
Professional fees		11,991
Other Operating expenses		35,293
Total Expenses	$	3,259,181
NET LOSS BEFORE STATE OF CA FRANCHISE FEE		(50,599)
LESS: STATE OF CA FRANCHISE FEE (Note 4)		6,800
NET LOSS	$	(57,399)

BENEFIT FUNDJNG SERVICES, LLC

Statement of Member's Equity
For the Year Ended December 31, 2022

	Member's Equity	Net Loss	Total Member's Equity
Beginning balance January 1, 2022	$ 263,299		$ 263,299
Net Loss		(57,399)	(57,399)
Ending balance December 31, 2022	$ 263,299	$ (57,399)	$ 205,900

**BENEFIT FUNDING
SERVICES, LLC**

**Statement of Cash Flows
For the Year Ended
December 31, 2022**

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(57,399)

Adjustments to reconcile net loss to net cash
used by operating activities:

(Increase) decrease in assets		
Accounts Receivable		297,678
Other assets		391
Increase (Decrease) in Liabilities		
Accounts Payable		(197,812)
Total adjustments		100,257
Net cash used by operating activities		42,858
Net increase in cash		42,858
Cash at beginning of year		291,467
Cash at end of year	$	334,325

Supplemental Disclosures

Cash paid during the year for:

State of CA Franchise Fee	$	6,800
Interest	$	(0)

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2022

Note 1: NATURE OF BUSINESS

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997, as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is wholly owned by New First Financial Resources, LLC (New FFR).

The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers. The company only pays FINRA/SEC registered Broker Dealers.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits at Chase Bank which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue Recognition

The Company recognizes commissions income as earned and realized net of any chargebacks. Commissions represent overrides on variable life contracts from issuers as master general agent commissions.

Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to chargebacks from the cancellation of underlying variable contracts.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on a transaction by a government authority, and collected by the Company from a customer, are excluded from revenue. Reportable segments of revenue generated by the Company are described below:

The Company generates its revenue from the sale of variable contracts of insurance-based products, in the form of commissions and trail commissions.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of both minimum net capital and maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $302,948. On December 31, 2022, the company had a net capital of $204,214, which was $183,986 in excess of the minimum net capital requirement of $20,227, and the Company's ratio of aggregate indebtedness of $302,948 to net capital was 1.48 :1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: STATE OF CALIFORNIA FRANCHISE FEE

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is like a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation but imposes an LLC fee for operating within California.

For the year ended December 31, 2022, the components of the State of California Franchise Fee are as follows:

State of California Franchise Fee $6,800

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2019, 2020, 2021.

Note 5: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the

Note 5: FAIR VALUE MEASUREMENT (continued)

measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity can access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2022.

Note 6: COMMITMENTS AND CONTINGENCIES

Variable Insurance Securities Products

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member, and owner of the Company, for distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners.

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (With the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted.

The Company does not have a lease commitment since their administrative costs are covered by a third party.

Note 7: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2022 through February 24, 2023 the date the financial statements were available to be issued. During that period, and as of February 16, 2023 the ownerships was changed from New First Financial Resources, LLC to BFS Holdings, LLC. This change was approved by FINRA on February 8, 2023. The Company has determined that there were no other events which took place that would have a material impact on its financial statements, which would require disclosure.

Note 8: COMMIMENTS AND CONTINGENICES

The Company was not subject to any litigation during or at year end December 31, 2022.

BENEFIT FUNDING SERVICES, LLC

Schedule I
Statement of Net Capital
December 31, 2022

	Focus 12/31/2022	Audit 12/31/2022	Change
Members' equity, December 31, 2022	$ 205,900	$ 205,900	$ -0-
Less: Non allowable assets:			
Other assets	1,686	1,686	
Tentative net capital	$ 204,214	$ 204,214	s -0-
Haircuts:			
NET CAPITAL	$ 204,214	$ 204,214	$ -0-
Minimum net capital	20,228	20,228	-0-
Excess net capital	$ 183,986	$ 183,986	s -0-
Aggregate indebtedness	$ 302,948	$ 302,948	$ -0-
Ratio of aggregate indebtedness to net capital	1.48:1	1.48:1	

There was no material difference between the Audit report and Focus filed at December 31, 2022.

December 31, 2022

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange
Commission

The Company is exempt from the Reserve Requirement
computation according to the provision of Rule 15c3-3
(k)(1).

Schedule III
Information Relating to
Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession
and Control requirements under the (k)(1) exemptive provision.

BENEFIT FUNDING SERVICES, LLC

Assertions Regarding Exemption Provisions

We, as members of Management of Benefit Funding Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of theCompany hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 1 5c3-3 byoperating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the periodJanuary 1, 2022 through December 31, 2022.

Benefit Funding Services, LLC

By

William D. Webb Jr,

Chief Compliance Officer

February 16, 2023

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 20 |
8- 50527 FINRA Dec 08/06/1998
Benefit FUnding Services, LLC
1650 N Arlington Heights Road
Arlington Heights, IL 60004

Check appropriate boxes.
- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [✔] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [✔] (II) the sale of variable annuities;
  - [ ] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X _____   1/30/2022
Authorized Signature/Title   Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3   FY 2022

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending ___12-31-2022___ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [ ] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [✔] (II) the sale of variable annuities;
  - [✔] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.